UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073463309

(CUSIP Number)

Alfred J. Chianese, Esq.

The Raine Group LLC

65 East 55th Street, 24th Floor

New York, NY 10022

(212) 603-5554

with a copy to:

Stephen B. Amdur

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073463309	Schedule 13D	Page 1 of 11

(1)	Names of reporting persons RPIII Rainsanity LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 671,067
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 671,067

(11)	Aggregate amount beneficially owned by each reporting person: 671,067
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 16.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 2 of 11

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 1 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 78,321
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 78,321

(11)	Aggregate amount beneficially owned by each reporting person: 78,321
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 1.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 3 of 11

(1)	Names of reporting persons RPIII Corp SPV Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 671,067
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 671,067

(11)	Aggregate amount beneficially owned by each reporting person: 671,067
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 16.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 4 of 11

(1)	Names of reporting persons RPIII Corp Aggregator LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 671,067
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 671,067

(11)	Aggregate amount beneficially owned by each reporting person: 671,067
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 16.4%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 073463309	Schedule 13D	Page 5 of 11

(1)	Names of reporting persons Raine Associates III Corp (AIV 2) GP LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 749,388
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 749,388

(11)	Aggregate amount beneficially owned by each reporting person: 749,388
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 18.3%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 6 of 11

(1)	Names of reporting persons Raine Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 749,388
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 749,388

(11)	Aggregate amount beneficially owned by each reporting person: 749,388
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 18.3%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 7 of 11

(1)	Names of reporting persons The Raine Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 753,719
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 753,719

(11)	Aggregate amount beneficially owned by each reporting person: 753,719
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 18.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 8 of 11

(1)	Names of reporting persons Raine Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 753,719
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 753,719

(11)	Aggregate amount beneficially owned by each reporting person: 753,719
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 18.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 073463309	Schedule 13D	Page 9 of 11

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on July 6, 2021, as amended (the “Original Schedule 13D”). The Original Schedule 13D and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Original Schedule 13D. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Reverse Stock Split

On November 21, 2023, the Company effected a 1-for-50 reverse stock split (the “Reverse Stock Split”) of all issued and outstanding shares of the Company’s common stock. As a result of the Reverse Stock Split, every 50 outstanding shares of Class A Common Stock before the Reverse Stock Split represents one share of Class A Common Stock after the Reverse Stock Split.

Item 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 18.4% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 4,101,477 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Registration Statement on Form S-1 filed on January 24, 2024.

John S. Salter has received and may continue to receive customary grants of equity for his service as a director of the Issuer, payable in the form of stock options or restricted stock units. Mr. Salter has assigned all rights, title, and interest in a portion of such equity to Raine Group or its affiliates and are attributed to Raine Group and Raine Holdings, which amount includes 4,331 RSUs that have been granted to Mr. Salter and vested or will vest within 60 days.

Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition	Percent of Class
Raine Holdings LLC	0	753,719	0	753,719	18.4%
The Raine Group LLC	0	753,719	0	753,719	18.4%
Raine Management LLC	0	749,388	0	749,388	18.3%
Raine Associates III Corp (AIV 2) GP LP (Cayman)	0	749,388	0	749,388	18.3%
RPIII Corp Aggregator LP	0	671,067	0	671,067	16.4%
RPIII Corp SPV Management LLC	0	671,067	0	671,067	16.4%
RPIII Rainsanity LP	0	671,067	0	671,067	16.4%
RPIII Rainsanity Co-Invest 1 LLC	0	78,321	0	78,321	1.9%

Rainsanity is the record holder of 671,067 shares of Class A Common Stock, RPIII Co-Invest 1 is the record holder of 78,321 shares of Class A Common Stock, and John Salter is the record holder of 4,331 RSUs convertible into Class A Common Stock within 60 days and that have been assigned to Raine Group (Rainsanity, RPIII Co-Invest I, and John Salter are collectively referred to herein as the “Record Holders”). SPV Management is the general partner of Rainsanity. Corp Aggregator is the sole manager of SPV Management. Raine Associates is the general partner of Corp Aggregator and RPIII Co-Invest 1’s manager. Raine Management is the general partner of Raine Associates. Raine Group is the manager of Raine Management. John Salter has assigned his entire interest in the 4,331 RSUs convertible into Class A Common Stock to Raine Group. Raine Holdings is the majority member of Raine Group. Accordingly, each of Raine Group and Raine Holdings may be deemed to beneficially own the shares of Class A Common Stock held of record by the Record Holders, each of Raine Associates and Raine Management may be deemed to beneficially own the shares of Class A Common Stock held by Rainsanity and RPIII Co-Invest 1, and SPV Management and Corp Aggregator may be deemed to beneficially own the shares of Class A Common Stock held of record by Rainsanity.

CUSIP No. 073463309	Schedule 13D	Page 10 of 11

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Amendment No. 2.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

Lock-Up Agreements

In connection with the Issuer’s entrance into a securities purchase agreement dated as of December 10, 2023 (the “Securities Purchase Agreement”), on December 10, 2023 each of Rainsanity and RPIII Co-Invest 1 entered into a lock-up agreement (the “Lock-up Agreements”) with the Issuer which each of Rainsanity and RPIII Co-Invest 1, subject to certain exceptions, for a period of 90 days after the closing date of the transaction(s) contemplated by the Securities Purchase Agreement will not, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, with respect to, any shares of Class A Common Stock or securities convertible, exchangeable or exercisable into, shares of Class A Common Stock beneficially owned, held or acquired by Rainsanity or RPIII Co-Invest 1, as applicable.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, a copy of which is filed as Exhibit 99.2 and 99.3 to this Amendment No. 2 and is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.2	Lock-up Agreement by and between the Issuer and RPIII Rainsanity LP.

Exhibit 99.3	Lock-up Agreement by and between the Issuer and RPIII Rainsanity Co-Invest 1 LLC.

CUSIP No. 073463309	Schedule 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 4, 2024

RPIII RAINSANITY LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII RAINSANITY CO-INVEST 1 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII CORP SPV MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII CORP AGGREGATOR LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE ASSOCIATES III CORP (AIV 2) GP LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

THE RAINE GROUP LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE HOLDINGS LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact